17008856

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2017
Washington DC
406

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SEC FILE NUMBER
8-66660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curian Clearing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7601 Technology Way
(No. and Street)

Denver (City) Colorado (State) 80237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristine Lowry (720) 489-5206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1225 Seventeenth Street, Suite 800 (Address) Denver (City) Colorado (State) 80202 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristine Lowry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curian Clearing LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, Controller

Title

Notary Public

PAIGE MCLAUGHLIN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 20124008701
MY COMMISSION EXPIRES FEBRUARY 09, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURIAN CLEARING LLC

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

CURIAN CLEARING LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Table of Contents

Report of Independent Registered Public Accounting Firm

The Board of Managers and Member
Curian Clearing LLC:

We have audited the accompanying statement of financial condition of Curian Clearing LLC (a wholly owned subsidiary of Jackson National Life Insurance Company and an indirect wholly owned subsidiary of Prudential plc) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Curian Clearing LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statement, on July 30, 2015, the Company's Board of Managers decided to discontinue operations once the Company receives the necessary approvals to withdraw as a broker-dealer from FINRA. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP
/s/KPMG LLP

Denver, Colorado
February 27, 2017

CURIAN CLEARING LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	19,992,573
Cash segregated under federal regulations		6,394,261
Receivable from noncustomers		55,007
Non-marketable securities, at fair value		146,218
Deposits with clearing organizations		675,782
Prepaid and other assets		109,257
Total assets	$	27,373,098
Liabilities and Member's Equity		
Liabilities:		
Payable to customers	$	605,833
Customer drafts outstanding		740,381
Accounts payable and other accrued expenses		272,178
Payable to affiliates		638,977
Accrued retention payments		171,155
Total liabilities		2,428,524
Member's equity:		
Total member's equity		24,944,574
Total liabilities and member's equity	$	27,373,098

See accompanying notes to statement of financial condition.

(1) Organization and Significant Accounting Policies

(a) Organization

Curian Clearing LLC (the Company) is a wholly owned subsidiary of Jackson National Life Insurance Company (Jackson). Jackson is an indirect, wholly owned subsidiary of Prudential plc. Jackson is the sole member of the Company and is entitled to elect and remove the managers of the Company and is also entitled to 100% of the net profits or losses of the Company. Jackson has no liability for any debt, obligation, or liability of the Company, except to the extent expressly assumed.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), and a member of the Securities Investor Protection Corporation (SIPC). The Company provides clearing operations to clear transactions for Curian Capital, LLC (Capital), an affiliated company.

After evaluating its business and its position in the marketplace, Capital decided to stop accepting new accounts, effective July 31, 2015, but agreed to continue actively managing existing accounts into 2016 to allow financial professionals and clients sufficient time to plan for the transition of accounts. As a result, on July 30, 2015, the Company's Board of Managers decided to discontinue operations with an anticipated shut down of significant operations in 2016. Customer accounts were liquidated to cash in February 2016. Throughout 2016, the Company continued to facilitate the distribution of customer accounts. The distribution process will continue into 2017 and the Company will seek to obtain the necessary approvals from FINRA to withdraw as a broker-dealer.

(b) Basis of Presentation

Due to the anticipated closure of the Company's operations discussed above, the Company has determined that it will discontinue operations once customer accounts are distributed and the Company receives the necessary approvals to withdraw as a broker-dealer from FINRA. As a result, there is substantial doubt about the Company's ability to continue as a going concern. These financial statements have been prepared with the assumption that the Company will continue as a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability of assets or the amounts of liabilities that may result from the decision by the Company to discontinue operations.

As a result of FINRA's substantive approval rights over the Company's withdrawal as a broker-dealer, the Company has determined that it does not meet the requirements to adopt liquidation basis of accounting under *Accounting Standards Codification 205-30, Liquidation Basis of Accounting*, as of December 31, 2016. Accordingly, the Company has applied the going concern basis of accounting in the accompanying financial statements. Upon receiving the required approvals from FINRA, the Company will begin applying the liquidation basis of accounting.

The accompanying statement of financial condition has been prepared using the accrual method of accounting. Proprietary securities transactions and customers' securities transactions are reported on a settlement date basis.

(c) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions relating to the reported amount of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents have typically consisted of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with original maturities of three months or less and money market mutual funds. The carrying values of the Company's cash equivalents approximate their fair values due to their short-term nature. As of December 31, 2016, the cash and cash equivalents consisted of cash on hand and in banks.

The Company's cash and cash equivalents are financial instruments that may be exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may be in excess of federally insured limits or may be invested in non-federally insured money market accounts. The Company believes it is not exposed to any significant credit risk.

(e) Cash Segregated under Federal Regulations

Cash of $6,394,261 has been segregated in special reserve bank accounts for the exclusive benefit of customers under SEC Rule 15c3-3. The amount in the reserve bank accounts on December 31, 2016 was $5,048,047 in excess of the required deposit of $1,346,214.

(f) Receivables from Noncustomers

Receivables from noncustomers primarily include tax refunds due to the Company.

(g) Non-marketable Securities

The Company owns equity shares of DTCC Common Stock, which are considered not readily marketable. The securities are valued at the market value of the most recent purchase and are classified as Level 3 securities under *Accounting Standards Codification Topic 820, Fair Value Measurement (ASC 820).*

(h) Payable to Customers

Accounts payable to customers include amounts due on cash transactions.

(i) ***Income Taxes***

Federal and state income taxes on net taxable earnings of a limited liability company are payable by the member in accordance with the Internal Revenue Code. Accordingly, no provision has been made for U.S. federal or state income taxes in the accompanying financial statements.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's statement of financial position to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely than-not" threshold would be recorded as a tax benefit or expense in the current year. The Company has concluded that there was no impact related to uncertain tax positions for the year ended December 31, 2016. The Company's conclusions regarding tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analyses of tax laws, regulations, and interpretations thereof. The United States is the major tax jurisdiction for the Company and the earliest tax year subject to examination is 2012.

(2) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000, or 2% of "aggregate debit items," whichever is greater, as these terms are defined. At December 31, 2016, the Company had net capital of $24,634,092, which was $24,384,092 in excess of its requirement.

(3) Fair Value

ASC 820 defines fair value, establishes a framework for measuring fair value, and established a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1* – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2* – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3* – Unobservable inputs for the asset of liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2016.

	Level 1	*Level 2*	*Level 3*	*Total*
Non-marketable securities	-	-	146,218	146,218
Total	$-	$ -	$146,218	$146,218

There were no transfers between level 1 and level 2 during the year.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2016.

	Beginning Balance	*Unrealized Gains and (Losses)*	*Realized Gains and (Losses)*	*Purchases, Issuances, and Settlements*	*Transfers In (Out)*	*Ending Balance*
Non-marketable Securities	$145,740	$-	$-	$478	$-	$146,218

(4) Related-Party Transactions

The Company participates in a cost allocation plan with other wholly owned subsidiaries of Jackson as well as a cost allocation plan with Capital. Under the allocation plans, certain operating expenses, including but not limited to employee and occupancy costs are allocated between the subsidiaries of Jackson, and between the Company and Capital, based on applicable criteria as defined in the plans. Because of these agreements, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. The net amounts due to affiliated entities as a result of cost allocations and reimbursement of direct expenses are reflected in the Payable to affiliates balances on the Statement of Financial Condition.

The Company terminated the $350,000,000 Unsecured Revolving Pay-In-Kind note (the Note) with Jackson effective April 30, 2016. The Note carried a commitment fee of 0.10% per annum and interest on any outstanding borrowings at LIBOR plus 2.00% per annum.

(5) Legal Matters

The Company is involved in various lawsuits or threatened legal proceedings arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the financial condition of the Company.

(6) Accrued Retention Payments

Due to its anticipated closure, the Company accrued anticipated retention payments to be made to employees. These costs primarily relate to retention payments owed to employees under separation agreements to be paid in 2017. At December 31, 2016, the amount earned under the separation agreements to be paid in 2017 was $171,155 and generally require the employee to still be employed by the Company at agreed-upon dates.

(7) Subsequent Events Evaluation

Management has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 27, 2017, the date the statement of financial condition was available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosure and/or adjustments.